Exhibit 99.2

TURQUOISE HILL RESOURCES LTD.

Report of Voting Results

(Section 11.3 of National Instrument 51-102)

In respect of the Annual of shareholders of Turquoise Hill Resources Ltd. (the “Corporation”) held May 8, 2015 (the “Meeting”), the following sets forth a brief description of each matter which was voted upon at the Meeting and the outcome of the vote:

Election of Directors – Seven nominees were set forth in the Corporation’s Management Proxy Circular, dated March 20, 2015.

According to votes received, each of the following seven nominees proposed by management was elected as a director of the Corporation until the next annual shareholder meeting, or until such person’s successor is elected or appointed, with the following results:

	For	Withheld	% of Votes Cast For (rounded)
Rowena Albones	1,840,670,462	24,590,084	98.68
Jill Gardiner	1,855,892,608	9,367,938	99.50
James W. Gill	1,863,536,557	1,723,989	99.91
R. Peter Gillin	1,859,011,029	6,249,517	99.66
Russel C. Robertson	1,858,208,426	7,052,120	99.62
Craig Stegman	1,855,820,399	9,440,147	99.49
Jeff Tygesen	1,856,309,500	8,951,046	99.52

Appointment of Auditors – According to votes received by the scrutineer, the Chair declared that the shareholders approved the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Corporation at a remuneration to be fixed by the board of directors.

	For	Withheld	% of Votes Cast For (rounded)
Total Votes	1,863,478,625	1,781,921	99.90

Non-binding Advisory Vote on the Corporation’s Approach to Executive Compensation – According to votes received by the srutineer, the Chair declared that the shareholders approved the non-binding advisory votes to accept the approach to executive compensation disclosed in the information circular.

	For	Withheld	% of Votes Cast For (rounded)
Total Votes	1,860,901,953	4,358,593	99.77

Renewal of the Corporation’s Equity Incentive Plan – According to the scrutineer, the Chair declared that the shareholders approved, ratified and confirmed the renewal of the Corporation’s equity incentive plan and approved and authorized, for a period of three years after the date of the Meeting, all unallocated options issuable pursuant to the equity incentive plan.

	For	Withheld	% of Votes Cast For (rounded)
Total Votes	1,506,490,382	358,770,164	80.77

Dated at Vancouver, British Columbia this 11th day of May, 2015.

By:	“Dustin S. Isaacs”
Dustin S. Isaacs General Counsel and Corporate Secretary